UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

AMERICAN SURGICAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

030115208
(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 030115208
1           NAMES OF REPORTING PERSONS

Jaime A. Olmo-Rivas
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) □
(b) □
3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
5           SOLE VOTING POWER

 NUMBER OF                                                 3,242,411

     SHARES                            6           SHARED VOTING POWER
BENEFICIALLY
   OWNED BY                                                        0

     EACH                                7           SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                                                      3,242,411

     WITH:                                8           SHARED DISPOSITIVE POWER

0
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,242,4111
10           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*             □

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

29.40%2
12           TYPE OF REPORTING PERSON*

_______________________

1
Represents (a) 3,173,328 shares of common stock held by Mr. Olmo-Rivas; (b) 14,288 shares owned by Mr. Olmo-Rivas’ minor children; and (c) 54,795 shares issuable upon the exercise of options exercisable within 60 days.

2	Calculated on the basis of 10,972,075 shares of common stock outstanding on December 31, 2009.

Item 1(a).	Name of Issuer:

American Surgical Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

10039 Bissonnet, Suite 250, Houston, Texas 77036

Item 2(a).	Name of Person Filing:

Jaime A. Olmo-Rivas

Item 2(b).	Address of Principal Business Office or, if none, Residence:

10039 Bissonnet, Suite 250, Houston, Texas 77036

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001

Item 2(e).	CUSIP Number:

030115208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership:

(a) Amount Beneficially Owned: 3,242,4111

(b) Percent of Class: 29.40%2

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 3,242,411

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 3,242,411

(iv) shared power to dispose or to direct disposition of: 0

_______________________

1
Represents (a) 3,173,328 shares of common stock held by Mr. Olmo-Rivas; (b) 14,288 shares owned by Mr. Olmo-Rivas’ minor children; and (c) 54,795 shares issuable upon the exercise of options exercisable within 60 days.

2	Calculated on the basis of 10,972,075 shares of common stock outstanding on December 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2010                                                            /s/ Jaime A. Olmo-Rivas
Jaime A. Olmo-Rivas